[LETTERHEAD OF SHANDA INTERACTIVE ENTERTAINMENT LIMITED]

October 17, 2011

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Patrick Gilmore, Accounting Branch Chief David Edgar, Staff Accountant

Re:	Shanda Interactive Entertainment Limited Form 20-F for the Fiscal Year Ended December 31, 2010 Filed June 30, 2011 File No. 000-50705

Dear Messrs. Gilmore and Edgar:

Set forth below are the responses of Shanda Interactive Entertainment Limited (the “Company”) to the comments contained in the letter dated September 30, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2010 (the “2010 20-F”).

The Staff’s comments are repeated below, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources

Restrictions on Cash Transfers to the Company, page 105

1.
We note your disclosure on page 42 regarding the restrictions imposed by PRC laws and regulations on cash transfers, including dividends or other distributions, from operating companies in the PRC to the company. We also note on page 43 that certain shareholders are subject to SAFE regulations and are required to register under Circular 75 and that any failure to do so may restrict your subsidiaries ability to pay dividends or make distributions to you. Please tell us how you considered disclosing, in this section, the impact of such restrictions on your ability to meet your cash obligations and pay dividends as well as the amount of retained earnings calculated under PRC accounting standards and any significant differences between retained earnings as calculated pursuant to PRC accounting standards as compared to retained earnings as presented in your financial statements. Please refer to Item 5.B.1.(b) of Form 20-F.

The Company respectfully advises the Staff that it has described, in “Item 5.B. Liquidity and Capital Resources,” certain restrictions and risks relating to cash transfers to the Company and its ability to meet its cash obligations and pay dividends.  In particular, the Company has described (i) the lack of direct access to the cash of its PRC operating companies and other limitations associated with the VIE structure, as cross-referenced to “Item 4.C. Organizational Structure”; (ii) the imposition of PRC taxes on certain payments made by a PRC subsidiary and potential changes in the applicable tax rates; (iii) potential restrictions on its PRC subsidiaries imposed by the currency exchange regulations, including SAFE regulations, as crossed referenced to “Item 10.D. Exchange Controls”; (iv) the limitation of dividend payment by a PRC company to the amount of accumulated profits, or retained earnings, calculated under PRC accounting standards; (v) statutory requirement to provide reserves by its wholly foreign-owned enterprises; (vi) potential contributions by its PRC subsidiaries to their staff welfare and bonus funds; and (vii) potential restrictions imposed by financing instruments.  The Company has considered these restrictions and risks and, while they could reduce the amount of cash available to the Company to meet its cash obligations and pay dividends, the Company believed, at the time of filing, and remains of the view that these restrictions are not expected to preclude it from making the anticipated cash payments that it is obligated to make or paying an amount of dividends that it intends to declare.

The Company also confirms that there is no significant difference between retained earnings of the Company’s PRC subsidiaries and VIEs as calculated pursuant to PRC accounting standards as compared to retained earnings as presented in its financial statements in accordance with U.S. GAAP.  The Company therefore was of the view that it was not necessary to disclose the amount of retained earnings calculated under PRC accounting standards or state any differences between retained earnings as calculated under the two different standards.

Nonetheless, the Company notes that its current disclosure in this section, unlike the disclosure in the relevant risk factors, has not addressed more details of the impact of the restrictions disclosed therein.  In consideration of the Staff’s comment, and in light of the requirement of Item 5.B.1.(b) of Form 20-F, the Company will expand relevant disclosure in this section in its annual report on Form 20-F for the fiscal year ending December 31, 2011 (the “2011 20-F”) and other future filings in substantially the following form:

“We generate substantially all of our revenues through contractual arrangements with the VIEs. However, PRC governmental authorities may require us to amend these contractual arrangements in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to us.…

In addition, PRC regulations currently permit payment of dividends of a PRC company only out of retained earnings as determined in accordance with accounting standards and regulations in China. There is no significant difference between retained earnings as determined in accordance with PRC accounting standards and in accordance with U.S. GAAP. Our PRC subsidiaries are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the cumulative amount reaches 50% of their paid-in capital. These reserves are not distributable as cash dividends, or as loans or advances. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us in the form of dividends or other distributions, which restricted portion amounted to approximately RMB___ million (US$___ million), or ___%, of our total consolidated net assets as of December 31, 2011. Our PRC subsidiaries may also allocate a portion of their after-tax profits, as determined by their board of directors, to their staff welfare and bonus funds, and therefore may not be distributed to us.

Any limitation on the ability of our PRC subsidiaries and VIEs to transfer funds to us in the form of dividends or other distributions could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.

In addition, cash transfers from our PRC subsidiaries to overseas entities are also subject to PRC government’s currency conversion policy. Our PRC subsidiaries need to obtain the approval from or complete the registration with relevant government authorities if they plan to convert cash denominated in Renminbi into U.S. dollars and remit it to our offshore entities in the form of dividends, loans or advances. We may not be able to obtain such approvals or complete such registrations and therefore our PRC subsidiaries may not distribute profits or transfer funds to us, which may adversely affect our ability to meet our cash obligations and pay dividends. Moreover, a failure by any of our shareholders or beneficial owners of our shares who are PRC residents to comply with Circular 75 or related rules could subject us to fines or legal sanctions, including restrictions on our PRC subsidiary’s ability to pay dividends or make distributions to, or obtain foreign currency-denominated loans from, us, as well as restrictions on our ability to increase investment in China. As a result, our business and prospects, as well as our ability to distribute profits to you, could be materially and adversely affected. See ‘Risk Factors — Risks Related to Regulation of the Internet and to Our Structure — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our company to liabilities or penalties, limit our ability to contribute capital to our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or otherwise materially and adversely affect us.’”

2.
Please also tell us how you considered disclosing the limitations on loans and capital contributions to your PRC subsidiaries (“WFOEs”) or the PRC operating companies (“VIEs”) as well as the convertibility of the Renminbi as described on page 52 and how such limitations could adversely affect your WFOEs or the VIEs liquidity and ability to fund operations.

The Company respectfully advises the Staff that it has described (i) the limitations on loans and capital contributions to its PRC subsidiaries and VIEs, and their potential impact, on page 42 in the Risk Factor section of the 2010 20-F and (ii) the limitations on the convertibility of the Renminbi, and their potential impact, on page 52 in the Risk Factor section of the 2010 20-F.  In light of these disclosures in the Risk Factor section and the fact that the Company had no material difficulties in the past in transferring or converting funds to its PRC subsidiaries or for its VIEs, the Company did not include, in this section, a similar discussion of these limitations and how they could adversely affect its PRC subsidiaries or VIEs’ liquidity and ability to fund operations.  However, in consideration of the Staff’s comment, the Company will supplement relevant disclosure, in this section, in its 2011 20-F and other future filings in substantially the following form:

“Furthermore, financing our PRC subsidiaries through foreign currency loans or capital contribution by us is subject to PRC government approvals and registrations. In particular, if we finance our PRC subsidiaries by means of foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with SAFE, and if we finance our PRC subsidiaries by means of capital contributions, those capital contributions must be approved by MOFCOM. We may not be able to obtain such approvals or complete such registrations and therefore our PRC subsidiaries may not receive foreign currency funds from us, either through sale of our equity or through debt financing, which may adversely affect the operations and financial position of our PRC subsidiaries. In addition, our PRC subsidiaries and VIEs are not permitted under PRC law to directly lend money to each other. Therefore, it is difficult to transfer funds from one subsidiary to another once the relevant funds have been remitted from our company to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC subsidiaries and VIEs could restrict our ability to act in response to changing market conditions and reallocate funds from one PRC entity to another in a timely manner.”

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 128

3.	We note that in connection with your response to prior comment 6 from our letter dated September 22, 2010, you revised your disclosures in Form 20-F/A for the year ended December 31, 2009 to provide a complete definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e). However, we note that your current disclosure does not provide a complete definition of disclosure controls and procedures. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company confirms that its officers concluded its disclosure controls and procedures also include controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

In response to the Staff’s comment, and assuming the management has the same conclusion on the effectiveness of its disclosure controls and procedures, the Company will include additional disclosures (in italics) in the first paragraph under “Item 15. Controls and Procedures — Evaluation of Disclosure Controls and Procedures” in its 2011 20-F and other future filings as follows:

“As of the end of the period covered by this annual report, our principal executive officer and principal financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in by the SEC’s rules and regulations, and that our disclosure controls and procedures also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.”

Notes to the Consolidated Financial Statements

Note 4. Principal Accounting Policies

(2) Consolidation, page F-17

4.
We note that net income attributable to the non-controlling shareholders of Shanda Games and Ku6 is based on their share of the economic interests in these companies. Please tell us how you considered expanding your policy disclosure for all of your consolidated entities with non-controlling shareholders to clarify how economic interest is determined for each non-controlling interest, such as their proportionate share of common shares outstanding.

The Company respectfully advises the Staff that it has made the following disclosure with respect to non-controlling interests in all consolidated entities, under “Note 4. Principal Accounting Policies — (2) Consolidation” of the consolidated financial statements, on page F-17 of its 2010 20-F: “For the Company’s majority-owned subsidiaries and VIEs, non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group.”

In consideration of the Staff’s comment, the Company will further clarify this policy, under “Note 4. Principal Accounting Policies — (2) Consolidation” of the consolidated financial statements, in its 2011 20-F and other future filings in substantially the form below:

“For the Company’s majority-owned subsidiaries and VIEs, non-controlling interest is recognized to reflect the portion of their economic interest which is not attributable, directly or indirectly, to the Group. The net loss attributable to these non-controlling shareholders is recorded as non-controlling interest in the Company’s consolidated statements of operations, based on their share of the economic interests in the respective subsidiaries and VIEs, which is determined based on the proportionate equity interest held in the subsidiaries or share of economic interest received through contractual arrangements with the VIEs.”

5.
We note from disclosure on page 41 that some of the shareholders of your VIEs are not directors or principal shareholders of the company and, therefore, do not owe any fiduciary duty to the company. For each VIE, please tell us how you considered disclosing the relationship of the owners of the VIEs to the owners of the WFOEs, if any. To the extent that the owners of VIEs are unrelated to those of the WFOEs, please tell us how you considered disclosing the risk that misaligned interests may lead to deconsolidation in the future.

Although some of the shareholders of the Company’s VIEs are not directors or principal shareholders of the Company, most of such shareholders are otherwise related to the Company or its PRC subsidiaries.  For example, both shareholders of Shanghai Shulong, Ms. Dongxu Wang and Mr. Yingfeng Zhang, are senior executives of the Company, currently holding the positions of finance director and general counsel, respectively, and have been with the Company for over 10 years.  The other shareholder of Hongwen, Mr. Mingfeng Chen, is the general counsel of Cloudary Corporation, a wholly owned subsidiary of the Company, and has been with the Company or its affiliated entities for over eight years.  In addition, as disclosed under “Note 4. Principal Accounting Policies — (2) Consolidation” of the consolidated financial statements of the 2010 20-F, each shareholder of the VIEs has executed an irrevocable power of attorney (or proxy) to appoint the relevant PRC subsidiary as the attorney-in-fact to act on his or her behalf on all matters pertaining to the VIE and to exercise all of his or her rights as a shareholder of the VIE, including the right to attend shareholders meeting, to exercise voting rights and to appoint directors, general manager and other senior management of the VIE.  As disclosed on page F-106 of its 2010 20-F, the Company has been advised by its PRC legal counsel that the control and economic benefit agreements between the Company’s PRC subsidiaries and the relevant VIEs comply with PRC laws or regulations currently in effect.  Therefore, the Company believes that the risk of misaligned interests leading to deconsolidation is remote and insignificant.

In consideration of the Staff’s comment, the Company will include additional disclosures to “Note 4. Principal Accounting Policies — (2) Consolidation” of the consolidated financial statements of its 2011 20-F and other future filings in substantially the following form:

“In addition, shareholders of the VIEs may potentially have a conflict of interest with the Group, and they may breach their contract with the PRC subsidiaries or cause such contract to be amended in a manner contrary to the interest of the Group. As a result, the Group may have to initiate legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt the Group’s business operations and adversely affect the Group’s ability to control the VIEs. In light of the fact that most of the shareholders of the VIEs are directors, officers, principal shareholders or employees of the Group or the PRC subsidiaries, the management is of the view that the risk that misaligned interests may lead to deconsolidation in the foreseeable future is remote and insignificant.”

6.
We note your disclosure regarding the contractual agreements between the WFOEs and the VIEs. Please tell us how you considered disclosing additional details for each contract including, but not limited to, the duration of each contract, whether each contract is renewable including which party has renewal or approval rights, and whether any party has a right to terminate the contract. Additionally, as it relates to the Exclusive Consulting and Service Agreements, we note from your disclosure on page F-19 and F-20 that the fees are determined according to certain agreed formulas. Please clarify how this fee is determined and how you considered disclosing this information.

The Company respectfully advises the Staff that it has included, under “Note 4. Principal Accounting Policies — (2) Consolidation” of the consolidated financial statements in the 2011 20-F, a summary of the key provisions of the important VIE agreements.  In particular, the Company has described (i) the parties to each agreement; (ii) the purpose of or the services to be provided under each agreement; (iii) the term or termination of certain agreement including the Equity Disposition Agreement among Shengqu, Shanghai Shulong and the shareholders of Shanghai Shulong; and (iv) other material provisions, including restrictions on VIE shareholders’ right to transfer their interests in the respective VIEs or the parties’ right to prepay the loans.  In addition, the Company has filed all material VIE agreements as exhibits to its 2010 20-F. At the time of filing, the Company believed that these disclosures would provide the investors with sufficient information in order for them to understand the consolidation policy.

However, in consideration of the Staff’s comment and in order to provide more details for each contract, the Company will expand relevant disclosure to include a discussion of the duration of each agreement, renewal and termination rights of respective parties, to the extent applicable, in both the forepart and the notes to the consolidated financial statements in its 2011 20-F and other future filings in substantially the following form:

“The following is a summary of the key agreements in effect:

•
Loan Agreements.    The PRC subsidiaries entered into loan agreements with each shareholder of the relevant VIEs. Under these loan agreements, the PRC subsidiaries granted an interest-free loan to each shareholder of the VIEs solely for their capital contributions to the VIEs. The loans have an unspecified term and shall become payable when the PRC subsidiaries request repayment at any time, except for the loans between Ku6’s PRC subsidiaries and shareholders of Ku6’s relevant VIEs, which typically will be due in 10 years (with the earliest maturity date being April 2017). The shareholders of the VIEs may not prepay all or any part of the loans without the relevant PRC subsidiaries’ prior written request.

•
Exclusive Call Option Agreements (or Business Disposition Agreements).    The VIEs and their shareholders entered into exclusive call option agreements or business disposition agreements with the relevant PRC subsidiaries. Pursuant to such agreements, the PRC subsidiaries and any third party designated by them have the exclusive right to purchase from the shareholders of the VIEs all or any part of their equity interests in the relevant VIE at a purchase price equal to the amount of the registered capital of the VIE or the lowest price permissible by the then-applicable PRC laws and regulations. The PRC subsidiaries may exercise such option at any time during the term of the agreement until it has acquired all equity interests of the relevant VIE, subject to applicable PRC laws. Moreover, neither the VIEs nor their shareholders may take actions that could materially affect the VIEs’ assets, liabilities, operation, equity and other legal rights without the prior written approval of the relevant PRC subsidiary, including, without limitation, declaration and distribution of dividend and profit; sale, assignment, mortgage or disposition of, or encumbrances on, the VIE’s equity; merger or consolidation; acquisition of and investment in any third-party entities; creation, assumption, guarantee or incurrence of any indebtedness; and entering into other materials contracts. All these agreements have an initial term of 20 years or, in the case of certain agreements with Ku6’s VIEs, 10 years (with the earliest expiration date being June 2018) and are renewable upon the relevant PRC subsidiary’s requests.

•
Business Operation Agreements.     The PRC subsidiaries entered into business operation agreements with the relevant VIEs and their shareholders. Under such agreements, the PRC subsidiaries have the right to nominate the directors of the relevant VIE’s board, designate general manager, financial controller and other senior management of the relevant VIE. In addition, the VIEs may not engage in any transactions that could materially affect their assets, liabilities, rights or operations without the prior consent of the relevant PRC subsidiary. Such transactions include incurrence or assumption of any indebtedness that are not in the ordinary course of business; sale or purchase of any assets or rights with values of more than agreed amount; declaration of dividends or profit distribution; encumbrance on any of their assets or intellectual property rights in favor of a third party; or transfer of any rights or obligations under the agreement to a third party. These agreements have an initial term of 20 years or, in the case of certain agreements with Ku6’s VIEs, 10 years (with the earliest expiration date being June 2018) and are renewable upon the relevant PRC subsidiary’ request. The PRC subsidiaries may terminate the agreement at any time by providing advance written notice to the relevant VIE and to each of their shareholders.  Neither the VIEs nor any of its shareholders may terminate the agreement prior to its expiration date.

•
Exclusive Technology Consulting and Service Framework Agreements (or Exclusive Consulting and Service Agreements).   The PRC subsidiaries and VIEs entered into exclusive technology consulting and service framework agreements (or exclusive consulting and service agreements). Under these agreements, the VIEs and their subsidiaries agreed to engage the relevant PRC subsidiary as their exclusive provider of technology consulting and other services. Unless otherwise agreed among the parties, the VIEs will pay to the relevant PRC subsidiary service and consulting fees taking in account the scope and complexity of the technology involved, the content and duration of the services provided and the prevailing market price for similar technology and services. The PRC subsidiaries will exclusively own any intellectual property arising from the performance of this agreement. These agreements have an initial term of 20 years or, in the case of certain agreements with Ku6’s VIEs, 10 years (with the earliest expiration date being June 2018) and are renewable upon the relevant PRC subsidiary’s request. The PRC subsidiaries may terminate the agreement at any time by providing advance written notice to the relevant VIE. The VIEs may not terminate such agreement prior to its expiration date.

•
Share Pledge Agreements.    The shareholders of the VIEs entered into share pledge agreements with the relevant PRC subsidiaries. Under these agreements, the shareholders of the VIEs pledged all of their equity interests in the VIEs to the relevant PRC subsidiaries as collateral for all of their payments due to the PRC subsidiaries and to secure performance of all obligations of the VIEs and their shareholders under the above loan agreements, exclusive call option agreements (or equity disposition agreements), exclusive technology consulting and service framework agreements (or exclusive consulting and service agreements) and the business operation agreements. The pledge shall remain effective until all obligations under such agreements have been fully performed. The VIEs are prohibited from declaring any dividend or making any profit distribution during the term of the pledge. Without the relevant PRC subsidiary’ prior written consent, no shareholder of the VIEs may transfer any equity interests in the VIEs. If any event of default as provided for therein occurs, the relevant PRC subsidiary, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above agreements.

•
Power of Attorney (or Proxy).    Each shareholder of the VIEs executed an irrevocable power of attorney (or proxy) to appoint the relevant PRC subsidiary as the attorney-in-fact to act on his or her behalf on all matters pertaining to the VIEs and to exercise all of his or her rights as a shareholder of the VIEs, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, general manager, financial controller and other senior management of the VIEs. The power of attorney (or proxy) is irrevocable and continually valid as long as the principal is the shareholder of the relevant VIE.”

The Company further advises the Staff that, under the Exclusive Technology Consulting and Service Framework Agreements (or Exclusive Consulting and Service Agreements), the VIEs agreed to engage the relevant PRC subsidiaries as their exclusive provider of technology consulting and other services.  According to the relevant PRC rules and regulations, related party transactions should be negotiated at arm’s length and apply reasonable transfer pricing methods.  Pursuant to that principle and based upon the relevant VIE’s specific needs for technology support and services, the parties enter into a supplemental agreement from time to time, which typically sets forth the basic pricing terms including the total fees to be paid and the payment methods.  The fees are typically determined based on the scope and complexity of the technology involved, the content and duration of the services provided and the prevailing market price for similar technology and services.   The fees are usually settled according to contract terms in two to three installments.

In consideration of the Staff’s comment, the Company will include additional disclosures to “Note 4. Principal Accounting Policies — (2) Consolidation” of the consolidated financial statements in its 2011 20-F and other future filings in substantially the following form:

“Under the Exclusive Technology Consulting and Service Framework Agreements (or Exclusive Consulting and Service Agreements), the VIEs agreed to engage the relevant PRC subsidiary as their exclusive provider of technology consulting and other services. According to the relevant PRC rules and regulations, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods.  Pursuant to that principle and based upon the relevant VIE’s specific needs for technology support and services, the parties enter into a supplemental agreement from time to time, which typically sets forth the basic pricing terms including the total fees to be paid and the payment methods.  The fees are typically determined based on the scope and complexity of the technology involved, the content and duration of the services provided and the prevailing market price for similar technology and services.  The fees are usually settled according to contract terms in two to three installments.”

7.
We note your disclosures on pages 40 and F-105 regarding the risks associated with your involvement with your VIEs. Notwithstanding your response to our prior comment 3 in your letter dated March 23, 2011, please tell us how you considered disclosing in your consolidation policy more detailed information regarding the risks associated with your involvement with the VIEs as they relate to cash flows, financial position and operating performance, including circumstances that could impact your ability to consolidate these entities as well as any equity pledge agreements that have not been registered with the relevant Administration for Industry and Commerce and how the PRC legal system could limit your ability to enforce the contractual arrangements should your VIEs or its shareholders fail to perform their obligations under the contractual arrangements as noted in your risk factor disclosure on page 41. Note that you could reference your disclosure on page F-105, provided this disclosure more specifically addresses these potential risks. Please refer to ASC 810-10-50-2AA.

The Company respectfully advises the Staff that it has described, under “Note 30. Commitments and Contingencies — Contingencies” of the consolidated financial statements of its 2010 20-F, certain risks relating to the VIE structure.  In particular, the Company has described (i) restrictions on the foreign ownership in online game, online literature, online platform and other Internet-related businesses in China; (ii) uncertainties in the interpretation and application of PRC laws and regulations regarding the VIE structure; (iii) the potential risk that PRC regulatory authorities may rule against the VIE structure; and (iv) the potential risks imposed by regulatory or enforcement actions, including the requirement to restructure the Company’s ownership structure and operations in China.  In preparing the disclosure relating to its consolidation policy, the Company has considered these restrictions and risks and, while they present certain uncertainties with respect to the VIE structure, the Company believed, at the time of filing, and remains of the view that the likelihood that it will not be allowed to consolidate the VIEs is remote.

The Company believes its involvement with the VIEs is similar to the other foreign private issuers based in China.  As disclosed on pages 40 and F-106 of the 2010 20-F, the Company’s PRC legal counsel is of the opinion that the current ownership structure of the Company, its PRC subsidiaries and VIEs and the contractual arrangements between the respective PRC subsidiaries, VIEs and their shareholders are in compliance with existing PRC laws, rules and regulations.

In consideration of the Staff’s comment, the Company will include additional disclosures to “Note 4. Principal Accounting Policies — (2) Consolidation” of the

consolidated financial statements in its 2011 20-F and other future filings in substantially the following form:

“As described above, in order to comply with the restrictions imposed by PRC rules and regulations on foreign ownership in online game, online literature, online platform and other Internet-related businesses, the Group operates its business in China primarily through the VIEs.  Although the Group’s PRC legal counsel is of the opinion that the current ownership structure of the Company, its PRC subsidiaries and VIEs and the contractual arrangements between the respective PRC subsidiaries, VIEs and their shareholders are in compliance with existing PRC laws, rules and regulations, the Company cannot be certain that the PRC government authorities will not ultimately take a view contrary to the opinion of its PRC legal counsel due to the lack of official interpretation and clear guidelines.  If the Company, its PRC subsidiaries and VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including requiring the Group to undergo a costly and disruptive restructuring such as forcing the Company to transfer its equity interest in the PRC subsidiaries to a domestic entity or invalidating the VIE agreements.  If the PRC government authorities impose penalties which cause the Company to lose its rights to direct the activities of and receive economic benefits from the VIEs, the Company may lose the ability to consolidate and reflect in its financial statements the results of operations of the VIEs.”

The Company respectfully advises the Staff that its PRC subsidiaries have registered all equity pledge agreements pursuant to the PRC Property Rights Law, except that its subsidiary Ku6 Media Co. Ltd. (“Ku6”) has not registered (i) the equity pledge agreement among Ku6 (Beijing) Culture & Media Co. Ltd. (“Ku6 Culture”), its shareholders and Weimo Sanyi (Tianjing) Technology Co. Ltd. (“Weimo”) and (ii) the equity pledge agreement among Tianjing Ku6 Zhengyuan Information Technology Co. Ltd. (“Tianjing Ku6”), its shareholders and Weimo.  Under the PRC Property Rights Law, which became effective on October 1, 2007, a pledge of an equity interest in a limited liability company is only perfected after it is registered with the relevant governmental authorities.  The Company has considered the risks associated with the unregistered equity pledge agreements and believed, at the time of filing its 2010 20-F, and remains of the view, that failure to register these agreements is not expected to preclude it from consolidating the VIEs because Weimo is able to receive substantially all of the economic benefits from the VIEs pursuant to the terms of the relevant exclusive technology consulting and service agreement and other contractual arrangements among the parties.  In addition, Weimo has the sole authority to restrict any payment of dividends or any other amounts to the legal shareholders of the VIEs.  Weimo also has the right to receive all the residual assets of the VIEs and its subsidiaries, if any, through the exercise of the call option under the applicable exclusive call option agreements, when and to the extent permitted by the PRC law. As a result of these agreements, the Company is considered the primary beneficiary of the VIEs as the Company has the power to direct activities of these entities and can receive substantially all economic interests generated from these entities. In addition, although the equity pledge agreement relating to Tianjing Ku6 has not been registered, the Company believes that the risk that the shareholder of Tianjing Ku6 will transfer its equity interest in Tianjing Ku6 is remote because its shareholder is Ku6 (Beijing) Information Technology Co. Ltd., which is effectively controlled by Ku6.

Supplementally, the Company advises the Staff that Ku6 has submitted the application for registering the equity pledges with the relevant local government.  To the extent Ku6 is unable to register the equity pledge agreements by the time of filing the Company’s 2011 20-F, the Company will include the following disclosures to “Note 4. Principal Accounting Policies — (2) Consolidation” of the consolidated financial statements in its 2011 20-F:

“In addition, the Company may be unable to exert effective control over the VIEs and may lose its rights to direct the activities of and receive economic benefits from the VIEs due to other factors as discussed elsewhere of the 2010 20-F. In particular, under the PRC Property Rights Law, a pledge of an equity interest in a limited liability company is only perfected after it is registered with the relevant governmental authorities.  Ku6 Culture and Tianjing Ku6 are in the process of registering the pledge of their equity interests with the local Administration for Industry and Commerce for the benefit of the relevant PRC subsidiary. Until such pledge interests are registered, they are not considered perfected under the PRC law. Consequently, if any shareholder of Ku6 Culture or Tianjing Ku6 breaches his or her obligations under the relevant equity pledge agreement, there is a risk that the Company may not be able to enforce the equity pledge and would need to resort to legal proceedings to enforce its contractual rights. ”

8.
We note you disclose the total assets and liabilities of the consolidated VIEs as of December 31, 2010. Tell us how you considered including additional quantitative information regarding the company’s involvement with the VIEs, including the revenues, costs and income. We refer you to ASC 810-10-50-2AA.

The Staff’s comment is duly noted.  In consideration of the Staff’s comment, and in light of the requirement of ASC 810-10-50-2AA, the Company will include additional quantitative information on its involvement with the VIEs with respect to revenue, costs and income in its 2011 20-F and other future filings.

(15) Video production and acquisition costs and licensed video copyrights

Licensed video copyrights, page F-28

9.
Please clarify the terms of a typical license agreement for videos used to build your online content library, including but not limited to, the term of the license, the payment terms, and whether content is purchased individually or in blocks including whether different types of content are purchased together (e.g. movies, television shows, etc.).  In your response please also clarify the accounting literature you are relying on in capitalizing and amortizing the costs of your licensed videos as well as the impairment of such costs including why you believe it is appropriate to consider all of the purchased or in-house produced content and licensed video together for assessing net realizable value for recoverability.

The Company respectfully advises the Staff that the license period of the content generally ranges from one to three years from the date the video is made available to the Company and the license agreement may be terminated upon violation of the terms by either party or by mutual agreement.   The license fee is fixed in the agreement and paid before the videos are uploaded to the Internet and made available to the viewers.  The licensed content is acquired either individually or in blocks, where the block purchase primarily contains single type of content (such as TV serial dramas, movies or variety shows). In addition, the licensing terms for all contents purchased in a given block are the same and are available for unlimited viewing during the respective licensing period.

As the Company essentially broadcasts the content through the Internet, it considers appropriate to follow the guidance provided under ASC 920 “Entertainment-Broadcasters” for the initial recognition and subsequent measurement.

The Company follows the guidance under ASC 920-350-25-1 and 25-2 for the capitalization of the licensed content.  Accordingly, the costs incurred to acquire these licensed content have been capitalized as a purchase of a right or group of rights, and when the cost is known, the content has been received and available for showing.

The Company follows ASC 920-350-35-1 and 35-2 with respect to the amortization of the licensed videos.  The guidance requires the capitalized costs of license agreements for program material be amortized based on the estimated number of future showings, except that licenses providing for unlimited showings of cartoons and programs with similar characteristics may be amortized over the period of the agreement because the estimated number of future showings may not be determinable.  In addition, the guidance notes that feature programs shall be amortized on a program-by-program basis; provided, however, that amortization as a package may be appropriate if it approximates the amortization that would have been provided on a program-by-program basis.  Program series and other syndicated products shall be amortized as a series.  If the first showing is more valuable to a station than reruns, an accelerated method of amortization shall be used.  However, the straight-line amortization method may be used if each showing is expected to generate similar revenues.  The advertising revenue generated from the Company is driven by the viewership, and the video viewing click can be used a tool to track the general level of the viewership, and the pricing for the advertisement is not impacted by specific videos where the advertisement is eventually shown.   Furthermore, the advertisements are not linked to any specific videos.  Historically, there has not been a discernable pattern of the level of viewership for the licensed contents over the licensing period given the Company’s limited history of broadcasting the licensed contents.  Although there may be a general expectation of decreasing interest for specific contents over time, the overall numbers of content viewing have increased on the Company’s website which offset any potential drop in the content viewing over the licensing period.  Consequently, the Company has amortized the content licensing cost on a straight line basis either individually or on a block basis over their respective licensing period consistent with how the content was acquired initially.  Going forward, the Company intends to periodically review the viewership level for a sample of purchased contents on an ongoing basis.  If and when the new information that indicates another method of amortization may be more reflective of the viewership level of the purchased content, the Company will revise its accounting policy for the amortization of the purchased content prospectively.

For impairment of the licensed content cost, the Company has followed the guidance under ASC 920-350-30 which requires that capitalized costs of rights to program materials be reported in the balance sheet at the lower of unamortized cost or estimated net realizable value on a program-by-program, series, package, or daypart basis, as appropriate.  Further, ASC 920-350-35-3 states that it may be necessary to write down unamortized cost to estimated net realizable value if the management's expectations of the programming usefulness of a program, series, package, or daypart are revised downward.  Accordingly, the Company performs an assessment for net realizable value on a quarterly basis, whereby the carrying value of the licensed content was written down if the estimated net future direct cash inflows expected to be generated from the licensed videos over the remaining licensing period were lower than the carrying amount.

Though the licensed videos acquired by the Company during 2010 were relating to different genres (such as TV serial dramas, movies or variety shows), the Company was only focusing on acquiring any popular contents that would result in an increase in the overall customer base and viewership on the website.  Also, there had been significant overlapping of the contents amongst categories on the website, and the viewing patterns by category of contents were not monitored during 2010.  Consequently, the Company has performed the quarterly net realizable value assessment for the overall purchased content together as one group rather than on a category basis during 2010.  Given the poor operating performance, weak revenue and significant negative cash flow forecasted over the licensing period, all of the unamortized cost of the licensed contents has been written down to zero at the end of each quarter upon completion of the net realizable value test as the net realizable value test is significantly below zero.  Further, the Company has now done an analysis based on the categories of the videos that existed as of December 31, 2010, and the results remain unchanged as the net realizable value for the entire purchased content is so far below zero with significant negative cash flows over the content licensing period.

Starting in the second quarter of 2011, the Company has revamped its operation, management team, and content procurement strategy in light of the poor operating performance. The Company has now adopted a new content procurement strategy with a focus on obtaining short-form video (most of them are shorter than 15 minutes) and User Generated Content, and the Company has now ceased its acquisition of long-form video, such as movies and TV serial dramas.  Consequently, the Company has significantly curtailed its acquisition of licensed content in 2011.  In addition, the Company has now completed a review of the content categorization to minimize the potential overlapping of the contents and has now begun to track the viewership information by category to enable them to perform the quarterly net realizable value test at a lower level.  The Company will include the disclosures on the revised policy and significant estimates involved therein in its 2011 20-F.

The Company accounts for the in-house video production in accordance with ASC 926 separately from the purchased content.  As these costs did not meet the criteria for capitalization under ASC 926, the video production costs have been expensed as incurred during the year ended December 31, 2010, and they are not combined with the cost of the purchased content for assessing net realizable value for recoverability.

*                *                *

In providing the above responses and in response to the Staff’s request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or would like to obtain additional information with respect to any of the responses above, please do not hesitate to contact me by email at gracewu@snda.com or James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368 or by email at james.lin@davispolk.com.

Sincerely,

/s/ Grace Wu
Grace Wu Chief Financial Officer

cc:	James C. Lin Davis Polk & Wardwell LLP